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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2


                               General Mills, Inc.
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                                (Name of Issuer)

                               Common Stock, $0.10
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                         (Title of Class of Securities)

                                    370334104
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                                 (CUSIP Number)

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                               Timothy D. Proctor
                                   Diageo plc
                              Group General Counsel
                                8 Henrietta Place
                                 London W1G 0NB
                                +44-207-927-5200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Richard C. Morrissey
                               Sullivan & Cromwell
                                1 New Fetter Lane
                                 London EC4A 1AN
                                +44-207-959-8900

                                October 28, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1   Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)

          Diageo plc
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                (a)    [  ]
     (See Instructions)
                                                                     (b)    [  ]
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 3   SEC Use Only

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
          N/A
--------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     [  ]
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 6   Citizenship or Place of Organization
          England and Wales
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                           7   Sole Voting Power
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8   Shared Voting Power
  OWNED BY                     79,000,000
    EACH                   -----------------------------------------------------
 REPORTING                 9   Sole Dispositive Power
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10  Shared Dispositive Power
                               79,000,000
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
          79,000,000
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12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [  ]
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13   Percent of Class Represented by Amount in Row (11)
          21.5%
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14   Type of Reporting Person (See Instructions)

          CO
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 1   Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)

          Diageo Holdings Netherlands B.V.
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 2   Check the Appropriate Box if a Member of a Group                (a)    [  ]
     (See Instructions)
                                                                     (b)    [  ]
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 3   SEC Use Only

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
          N/A
--------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     [  ]
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 6   Citizenship or Place of Organization
          The Netherlands
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                           7   Sole Voting Power
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8   Shared Voting Power
  OWNED BY                     79,000,000
    EACH                   -----------------------------------------------------
 REPORTING                 9   Sole Dispositive Power
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10  Shared Dispositive Power
                               79,000,000
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
          79,000,000
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [  ]
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13   Percent of Class Represented by Amount in Row (11)
          21.5%
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14   Type of Reporting Person (See Instructions)

          HC, CO
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 1   Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)

          Diageo Midwest B.V.
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 2   Check the Appropriate Box if a Member of a Group                (a)    [  ]
     (See Instructions)
                                                                     (b)    [  ]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
          N/A
--------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     [  ]
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization
          The Netherlands
--------------------------------------------------------------------------------
                           7   Sole Voting Power
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8   Shared Voting Power
  OWNED BY                     79,000,000
    EACH                   -----------------------------------------------------
 REPORTING                 9   Sole Dispositive Power
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10  Shared Dispositive Power
                               79,000,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
          79,000,000
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [  ]
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13   Percent of Class Represented by Amount in Row (11)
          21.5%
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14   Type of Reporting Person (See Instructions)

          HC, CO
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          This Amendment No. 2 ("Amendment No. 2") amends and supplements the
Schedule 13D ("Schedule 13D") of Diageo plc, a public limited company incorporated under the laws of England and Wales ("Diageo"), and Selviac Nederland B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo ("SNBV"), filed with the U.S. Securities and Exchange Commission on November 13, 2001, as amended by Amendment No. 1 to the Schedule 13D of Diageo, Diageo Holdings Netherlands B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo ("Diageo Holdings Netherlands") and Diageo Midwest B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo ("DMWBV"), with respect to the common stock of General Mills, Inc., a Delaware corporation ("General Mills"), beneficially owned by Diageo (the "Shares").

Item 4.   Purpose of the Transaction.
          --------------------------

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof.

          The Call Option Agreement dated October 28, 2002. On October 28, 2002, DMWBV and General Mills entered into a Call Option Agreement (the "October 28th Call Option Agreement") in which DMWBV granted to General Mills call options over 2,909,232 of General Mills' ordinary shares (the "October 28th Option Shares") that are held by DMWBV.

          Under the October 28th Call Option Agreement, from a date no earlier than May 1, 2003 through September 28, 2005, General Mills may exercise the call options subject to certain conditions. If General Mills exercises any call options under the Call Option Agreement or the October 28th Call Option Agreement during the period from September 29, 2005 to October 28, 2005, General Mills will be obligated to exercise the call options in respect of all Option Shares and October 28th Option Shares not previously purchased.

          The premium for the call options was $3.07 per October 28th Option Share or an aggregate of $8,931,342.24. General Mills has agreed to pay $51.56 per share upon exercise of the call options. The call options expire on October 28, 2005.

          The descriptions of the October 28th Call Option Agreement in this item and throughout this Amendment No. 2 are qualified by reference to such October 28th Call Option Agreement, a copy of which is attached hereto as Exhibit (h).


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Item 6.   Contracts, Arrangements, Understandings or Relationships
          with Respect to Securities of the Issuer.
          --------------------------------------------------------

          Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

          As more fully described in Item 4 above, DMWBV and General Mills are parties to an October 28th Call Option Agreement. A copy of the Call Option Agreement is attached hereto as Exhibit (h).

Item 7.   Material to be filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

Description                                                  Exhibit
-----------                                                  -------
Call Option Agreement, dated as of October 28, 2002,           (h)
by and between Diageo Midwest B.V., a company organized under the laws of the Netherlands, and General Mills, Inc., a Delaware corporation.

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2002

                                        DIAGEO plc


                                        By: /s/ Roger H. Myddelton
                                            ----------------------------
                                        Name:  Roger H. Myddelton
                                        Title: Company Secretary


                                        DIAGEO HOLDINGS NETHERLANDS B.V.


                                        By: /s/ M.C.T.M. Gerichhausen
                                            ----------------------------
                                        Name:  M.C.T.M. Gerichhausen
                                        Title: Director


                                        By: /s/ T.H. Creighton
                                            ----------------------------
                                        Name:  T.H. Creighton
                                        Title: Director


                                        DIAGEO MIDWEST B.V.


                                        By: /s/ M.C.T.M. Gerichhausen
                                            ----------------------------
                                        Name:  M.C.T.M. Gerichhausen
                                        Title: Director


                                        By: /s/ T.H. Creighton
                                            ----------------------------
                                        Name:  T.H. Creighton
                                        Title: Director

                                  EXHIBIT INDEX


(h) Call Option Agreement, dated as of October 28, 2002, by and between Diageo Midwest B.V., a company organized under the laws of the Netherlands and General Mills, Inc., a Delaware corporation.